NINE WEST GROUP INC.

                                       FOR IMMEDIATE RELEASE
                                       For further information contact:

                                       Robert C. Galvin
                                       Executive Vice President
                                       and Chief Financial Officer
                                       Nine West Group Inc.
                                       (203) 328-4373


                          NINE WEST GROUP INC.
                  ANNOUNCES PRIVATE OFFERING OF $175,000,000
             PRINCIPAL AMOUNT OF CONVERTIBLE SUBORDINATED NOTES

STAMFORD, CONNECTICUT, June 13, 1996 - Nine West Group Inc. (NYSE Symbol: NIN) announced today that it is making a private offering of $175,000,000 principal amount of Convertible Subordinated Notes due 2003. The Company will grant to the initial purchasers the option to purchase up to an additional $26,250,000 principal amount of notes solely to cover over-allotments. The Notes will be convertible into Nine West common stock at a fixed conversion price per share to be determined, subject to adjustment in certain circumstances. The Notes will be redeemable by Nine West on or after July 1, 1999 at declining redemption prices.

Nine West intends to use the net proceeds of the offering to repay a portion of the borrowings outstanding under its secured credit agreement.

The Convertible Subordinated Notes to be offered by Nine West in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements.

Nine West Group Inc. is a leading designer, developer and marketer of women's footwear and accessories. Its nationally recognized brands are marketed in the "bridge" to "moderate" price ranges and include the flagship Nine West label, Amalfi, Bandolino, Calico, Easy Spirit, Enzo Angiolini, Evan Picone, 9 & Co., Pappagallo, Selby and Westies. Nine West Group markets its products through more than 7,000 department, specialty and independent stores, and today through 884 of its own domestic retail stores and 50 international retail stores.

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